[LETTERHEAD OF THE NAVIGATORS GROUP, INC.]





VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Jim B. Rosenberg
      Senior Assistance Chief Accountant

                                                            December 19, 2005

       Re: The Navigators Group, Inc. (the "Company")
           Form 10-K for fiscal year ended December 31, 2004 (File No. 0-15886)



Dear Mr. Rosenberg:

          Reference is made to the letter of the staff of the Division of Corporation Finance to the undersigned dated December 8, 2005 with respect to the above caption matter (the "Letter"). We are writing to inform you that the Company intends to provide a response to the Letter on or before January 12, 2006.



                                             Respectfully submitted,

                                             The Navigators Group, Inc.

                                             By:      /s/ Elliot S. Orol
                                                 -----------------------
                                             Name:    Elliot S. Orol
                                             Title:   Senior Vice President and
                                                        General Counsel